May 19, 2016	News Release 16–14

SILVER STANDARD ANNOUNCES VOTING RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that each of the 7 nominees listed in the management proxy circular for the 2016 Annual and Special Meeting of Shareholders were elected as directors of Silver Standard at the Annual Meeting held in Vancouver on Wednesday, May 18, 2016. Detailed results of the vote for the election of directors are set out below:

	Votes For	% For	Votes Against	% Against
Number of Directors	49,143,087	99.24%	377,534	0.76%

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	32,133,798	98.69%	427,924	1.31%
Paul Benson	32,215,256	98.94%	346,466	1.06%
Gustavo A. Herrero	32,174,214	98.81%	387,508	1.19%
Beverlee F. Park	32,214,677	98.93%	347,045	1.07%
Richard D. Paterson	32,139,266	98.70%	422,456	1.30%
Steven P. Reid	32,223,622	98.96%	338,100	1.04%
Peter W. Tomsett	32,151,738	98.74%	409,984	1.26%

At the Annual and Special Meeting, the shareholders of Silver Standard also approved: (i) the appointment of the auditors and authorized the directors to set the auditor’s remuneration; (ii) a non-binding advisory resolution accepting Silver Standard’s approach to executive compensation; and (iii) a resolution approving the issuance of such number of common shares of Silver Standard as may be required in order for Silver Standard to acquire all of the issued and outstanding shares of Claude Resources Inc., in accordance with the arrangement agreement dated March 7, 2016, as amended by an amending agreement dated March 30, 2016 (the “Share Issuance Resolution”). The voting results on each resolution are set out below:

	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditor	49,153,613	99.26%	367,010	0.74%

	Votes For	% For	Votes Against	% Against
Advisory Vote on Executive Compensation	31,417,245	96.49%	1,144,476	3.51%
Share Issuance Resolution	30,419,287	93.42%	2,142,435	6.58%

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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